UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to SCHEDULE 13D

Under the Securities Exchange Act of 1934

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

(CUSIP Number)

Glacial Lakes Energy, LLC

301 20th Avenue S.E.

Watertown, South Dakota  57201

Telephone Number (605) 882-8480

With a copy to:

Michael L. Weaver

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota  55402

(612) 371-3987

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Glacial Lakes Energy, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,525

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,525

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,525

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.34%*

14	Type of Reporting Person (See Instructions) CO

*Based on 30,565 membership units outstanding as reported in Granite Falls Energy, LLC Form 10-Q for the period ended April 30, 2009 filed with the SEC on June 12, 2009.

CUSIP No.

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Madison Energy, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N.A.

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)

14	Type of Reporting Person (See Instructions) CO

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities Exchange Commission on May 25, 2007, Amendment No. 1 filed with the Securities Exchange Commission on December 8, 2008, Amendment No. 2 filed on February 11, 2009 and Amendment No. 3 filed on February 24, 2009 (collectively the “Schedule 13D”).  Pursuant to this Amendment No. 4 to Schedule 13D, Items 4, 5, 6 and 7 are hereby amended as follows:

Item 4.	Purpose of the Transaction.

The Membership Unit Purchase Agreement

As previously disclosed, on December 4, 2008, Glacial Lakes Energy, LLC (“Glacial Lakes”) and Fagen, Inc. (“Fagen”) entered into a Membership Unit Purchase Agreement under which Fagen agreed, subject to certain conditions, to purchase 2,000 Membership Units in Granite Falls Energy from Glacial Lakes, for a purchase price of $1,000 per membership unit or $2,000,000 purchase price in aggregate.  Under the terms of the Membership Unit Purchase Agreement, Fagen paid the purchase price for the 2,000 Membership Units to Glacial Lakes upon execution of the agreement.  Glacial Lakes currently owns 6,525 Membership Units in Granite Falls Energy (approximately 21.34% of the Membership Units outstanding).  Under the terms of the Granite Falls Energy Member Control Agreement, Glacial Lakes has the right to appoint two governors to the board of governors of Granite Falls Energy so long as it or its successor-in-interest to the 6,500-unit block of Membership Units holds at least 20% of the issued and outstanding Membership Units of Granite Falls Energy.  Under the terms of the Membership Unit Purchase Agreement, any closing of the purchase and sale transaction will take place upon satisfaction or waiver of the conditions to the obligations of the parties to consummate the transaction, and not later than seven months from the date of the Membership Unit Purchase Agreement. One of the closing conditions was the right of Glacial Lakes to complete a sale of the 6,500-unit block to a third party within seven months from the date of the Membership Unit Purchase Agreement, terminate the Membership Unit Purchase Agreement with Fagen, and return the purchase price to Fagen that it has paid to Glacial Lakes under the terms of the Membership Unit Purchase Agreement.  On July 1, 2009, the Membership Unit Purchase Agreement was amended as described below.

Extension of Closing Date and Closing Condition of Membership Unit Purchase Agreement

On July 1, 2009, the Glacial Lakes and Fagen agreed to extend by three months to October 4, 2009 the Closing Date deadline for closing the consummation of the transaction with Fagen, as well as the closing condition date deadline for Glacial Lakes’ to complete a sale of the 6,500-unit block to a third party. The purpose of the extension is to allow Glacial Lakes an additional three months to complete a sale of its entire 6,500-unit membership interest in Granite Falls Energy to a third party.  All other provisions of the Membership Unit Purchase Agreement described in the Schedule 13D remain in full force and effect.

Additional Information

In addition to the transactions described above, Glacial Lakes and Madison Energy may from time to time acquire membership units in the open market or in privately negotiated transactions, subject to availability of membership units at prices deemed favorable, based on the Company’s business or financial condition and other factors and conditions that Glacial Lakes and Madison Energy deems appropriate.  Alternatively, Glacial Lakes and Madison Energy may sell all or a portion of the membership units reported herein (and any units it may acquire in the future) in privately negotiated transactions or in the open market.  In addition, Glacial Lakes and Madison Energy may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer.

On July 1, 2009, Madison Energy, LLC, an affiliate of Glacial Lakes Energy, LLC (“Glacial Lakes”), transferred its 25 membership units of Granite Falls Energy, LLC to Glacial Lakes for no consideration.  Glacial Lakes’ ownership of membership units of Granite Falls Energy is as follows: Units as to which Glacial Lakes exercises sole power to vote: 6525; Units as to which Glacial Lakes exercises sole power to dispose: 6525; Units as to which Glacial Lakes Energy shares power to vote: 0; Units as to which Glacial Lakes Energy shares power to dispose: 0.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See the response to Item 4 above and the exhibits identified in Item 7 below.

Item 7.	Material to be Filed as Exhibits.
7.1

Membership Unit Purchase Agreement by and between Glacial Lakes Energy, LLC and Fagen, Inc. dated December 4, 2008 (Incorporated by reference to Exhibit 7.1 to Amendment No. 1 to Schedule 13D filed on December 8, 2008).

7.2

Letter dated January 13, 2009 from Michael L. Weaver to Messrs. William E. Hanigan and Judd W. Vande Voort (Incorporated by reference to Exhibit 7.2 to Amendment No. 2 to Schedule 13D filed on February 11, 2009).

7.3.

Letter dated January 27, 2009 from Michael L. Weaver to Messrs. William E. Hanigan and Judd W. Vande Voort (Incorporated by reference to Exhibit 7.3 to Amendment No. 2 to Schedule 13D filed on February 11, 2009).

	7.4	Complaint filed in Yellow Medicine County, Minnesota dated February 4, 2009 (Incorporated by reference to Exhibit 7.4 to Amendment No. 2 to Schedule 13D filed on February 11, 2009).
7.5

Order for Injunctive Relief by the District Court for the Eighth Judicial District, Yellow Medicine County Minnesota dated February 18, 2009 (Incorporated by reference to Exhibit 7.5 to Amendment No. 3 to Schedule 13D filed on February 24, 2009).

	7.6	Extension of Closing Date of Membership Unit Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2009
	Name:	/s/ James A. Seuer
James A. Seuer, Chief Executive Officer
Glacial Lakes Energy, LLC

	Name:	/s/ James A. Seurer
James A. Seurer, Chief Executive Officer
Madison Energy, LLC